INTEC PHARMA LTD.

12 Hartom Street

Har Hotzvim, Jerusalem 9777512, Israel

(+972) (2) 586-4657

April 26, 2017

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:    Mr. Johnny Gharib

Ms. Erin Jaskot

Ms. Suzanne Hayes

Re:         Intec Pharma Ltd.

Registration Statement on Form F-3

File No. 333- 217189

Filed April 7, 2017

Ladies and Gentlemen:

Intec Pharma Ltd., an Israeli company (the “Company”), hereby respectfully requests the acceleration of the effectiveness of the above-referenced Registration Statement on Form F-3 (the “Registration Statement”) so that the Registration Statement will become effective at 5:00 p.m. (Washington, DC time) on April 28, 2017, or as soon thereafter as practicable.

The Company acknowledges that:

•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please provide a copy of the Commission’s order declaring the Registration Statement effective to the undersigned at 12 Hartom Street, Har Hotzvim, Jerusalem 9777512, Israel.

Very truly yours,

INTEC PHARMA LTD.

By:/s/ Zeev Weiss

Zeev Weiss

Chief Executive Officer